SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated November 19, 2019	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: November 21, 2019

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

Fourth Quarter and Fiscal Year 2019

- Fourth Quarter 2019 Net Revenue Up 28.1% Year-Over-Year to $68.7 Million -

- Fourth Quarter 2019 Non-GAAP Net Income Attributable to CDEL Up 48.8% Year-Over-Year to $18.6 Million -

- Fiscal Year 2019 Net Income Attributable to CDEL Up 82.8% Year-Over-Year to $21.3 million -

BEIJING —November 19, 2019— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the fourth quarter and fiscal year 2019 ended September 30, 2019.

Fourth Quarter Fiscal 2019 Financial and Operational Highlights

•	Net revenue increased by 28.1% to $68.7 million from $53.6 million in the prior year period.

•	Total course enrollments were 1,132,300, an increase of 40.6% from the fourth quarter of fiscal 2018.

•	Cash receipts from online course registration were $43.8 million, a 21.6% increase from the fourth quarter of fiscal 2018.

•	Gross profit increased by 58.5% to $43.4 million from $27.4 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 58.2% to $43.4 million from $27.4 million in the prior year period.

•	Gross margin was 63.2%, compared with 51.1% in the prior year period. Non-GAAP1 gross margin was 63.2%, compared with 51.2% in the prior year period.

•	Operating income increased by 70.3% to $20.7 million from $12.2 million in the prior year period.

•	Non-GAAP[1] operating income increased by 65.8% to $21.2 million from $12.8 million in the prior year period.

•	Net income attributable to CDEL increased by 42.4% to $13.8 million from $9.7 million in the prior year period.

•	Non-GAAP[1] net income attributable to CDEL increased by 48.8% to $18.6 million from $12.5 million in the prior year period.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to CDEL were both $0.411, compared with basic and diluted net income per ADS attributable to CDEL of $0.290 for the fourth quarter of fiscal 2018. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted non-GAAP[1] net income per ADS attributable to CDEL were $0.558 and $0.554, respectively, compared with basic and diluted non-GAAP[1] net income per ADS attributable to CDEL of $0.377 and $0.375, respectively, for the fourth quarter of fiscal 2018.

•	Cash flow from operations increased by 20.2% to $20.0 million from $16.7 million in the fourth quarter of fiscal 2018.

Fiscal Year 2019 Financial and Operational Highlights

•	Net revenue increased by 27.1% to $211.8 million from $166.7 million in fiscal year 2018.

•	Total course enrollments were 3,793,100, an increase of 18.9% from fiscal year 2018.

•	Cash receipts from online course registration were $211.7 million, a 33.1% increase from fiscal year 2018.

•	Gross profit increased by 35.9% to $107.1 million from $78.8 million in fiscal year 2018.

•	Non-GAAP[1] gross profit increased by 35.7% to $107.1 million from $78.9 million in fiscal year 2018.

•	Gross margin was 50.6%, compared with 47.3% in fiscal year 2018. Non-GAAP1 gross margin was 50.6%, compared with 47.4% in fiscal year 2018.

•	Operating income increased by 52.8% to $24.4 million from $16.0 million in fiscal year 2018.

•	Non-GAAP[1] operating income increased by 44.5% to $26.4 million from $18.3 million in fiscal year 2018.

•	Net income attributable to CDEL increased by 82.8% to $21.3 million from $11.6 million in fiscal year 2018.

•	Non-GAAP[1] net income attributable to CDEL increased by 71.0% to $27.6 million from $16.1 million in fiscal year 2018.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to CDEL were both $0.635, compared with basic and diluted net income per ADS attributable to CDEL of $0.347 for fiscal year 2018. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS attributable to CDEL were $0.830 and $0.823, respectively, compared with basic and diluted non-GAAP[1] net income per ADS attributable to CDEL of $0.488 and $0.485, respectively, for the fiscal year 2018.

•	Cash flow from operations increased by 45.7% to $73.0 million from $50.1 million in the fiscal year 2018.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We ended fiscal 2019 on a positive note, with fourth quarter revenue growth of 28.1% year-over-year, above our guidance range. Our fourth quarter revenue performance was primarily driven by continued strength from our industry-leading accounting vertical, together with higher-than-anticipated revenue from our legal vertical, primarily due to the earlier release of exam results for the objective section of the Legal Professional Qualification Exam compared with the same period last year. Total course enrollments were up 40.6% year-over-year in the fourth quarter, primarily due to significant enrollment growth in accounting continuing education courses. Cash receipts from online course registration grew 21.6% year-over-year in the fourth quarter, contributing to the robust growth of cash receipts of 33.1% in fiscal 2019, due in large part to the popularity of our longer duration premium and elite classes.”

Mr. Zhu concluded, “During fiscal 2019, we continued our efforts to enhance our comprehensive lifelong learning ecosystem. Through our acquisition of Beijing Ruida, we have established our fourth key industry vertical – legal, while solidifying our market position in accounting, healthcare, and engineering & construction (E&C) professional education with extensive and diversified educational offerings, such as our popular longer duration premium and elite classes. Overall, we remain focused on providing students with best-of-breed educational content and value-added services to guide them in their pursuit of professional licensure in their chosen fields. We are dedicated to serving a broader base of students at different stages of their careers to help them achieve positive learning outcomes and career advancement.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “The healthy fourth quarter revenue growth, together with continued effective expense control and leverage of our cost structure, contributed to the significant expansion of our fourth quarter non-GAAP operating margin, which came in at 30.9%, up from 23.9% in the prior year period.”

Mr. Marostica, continued, “With fiscal 2020 well underway, we aim to continue to focus on balancing growth with diligent expense control, in an effort to build on the momentum of our operating margin improvement in the second half of fiscal 2019, and drive higher levels of profitability in fiscal 2020.”

Fourth Quarter Fiscal 2019 Financial Results

Net Revenue. Total net revenue increased by 28.1% to $68.7 million in the fourth quarter of fiscal 2019 from $53.6 million in the fourth quarter of fiscal 2018. Net revenue from online education services, books and reference materials, and other sources contributed 72.0%, 8.4% and 19.6%, respectively, of total net revenues for the fourth quarter of fiscal 2019.

Online education services. Net revenue from online education services increased by 35.4% to $49.5 million in the fourth quarter of fiscal 2019 from $36.5 million in the fourth quarter of fiscal 2018, mainly due to revenue growth from the accounting vertical. Revenue from the legal vertical generated by Beijing Ruida also contributed to the growth.

Books and reference materials. Net revenue from books and reference materials increased by 410.2% to $5.7 million in the fourth quarter of fiscal 2019 from $1.1 million in the fourth quarter of fiscal 2018, mainly due to book sale revenue from the Legal Professional Qualification Examination contributed by Beijing Ruida.

Others. Net revenue from other sources decreased by 15.5% to $13.5 million in the fourth quarter of fiscal 2019 from $16.0 million in the fourth quarter of fiscal 2018, primarily due to the decrease in revenue from the “Tax School Program,” which the Company disposed in the first quarter of fiscal 2019; and the decrease in revenue from business start-up training services. This decrease in revenue was partially offset by the increase in offline training revenue from the Legal Professional Qualification Examination contributed by Beijing Ruida, and the increase in revenue from the sale of learning simulation software.

Cost of Sales. Cost of sales decreased by 3.6% to $25.3 million in the fourth quarter of fiscal 2019 from $26.2 million in the fourth quarter of fiscal 2018. Non-GAAP1 cost of sales decreased by 3.5% to $25.3 million in the fourth quarter of fiscal 2019 from $26.2 million in the fourth quarter of fiscal 2018. The decrease was mainly due to the decrease in salaries and related expenses, and rental and related expenses. This decrease was partially offset by the increase in cost of books and reference materials, and lecture fees.

Gross Profit and Gross Margin. Gross profit was $43.4 million in the fourth quarter of fiscal 2019, up 58.5% from $27.4 million in the prior year period. Non-GAAP1 gross profit was $43.4 million, increasing by 58.2% from $27.4 million in the prior year period. Gross margin was 63.2% in the fourth quarter of fiscal 2019, compared with 51.1% in the fourth quarter of fiscal 2018. Non-GAAP1 gross margin was 63.2% in the fourth quarter of fiscal 2019, compared with 51.2% in the fourth quarter of fiscal 2018.

Operating Expenses. Total operating expenses increased by 15.5% to $23.2 million in the fourth quarter of fiscal 2019, from $20.1 million in the prior year period. Non-GAAP1 total operating expenses increased by 16.4% to $22.7 million in the fourth quarter of fiscal 2019, from $19.5 million in the prior year period.

Selling expenses. Selling expenses increased by 12.9% to $16.1 million in the fourth quarter of fiscal 2019 from $14.3 million in the prior year period. Non-GAAP1 selling expenses increased by 13.1% to $16.1 million in the fourth quarter of fiscal 2019 from $14.3 million in the prior year period. The increase was primarily driven by higher advertising and promotional expenses, the increase in rental and related expenses and other miscellaneous selling expenses. This increase was partially offset by the decrease in commission to agents and, salaries and related expenses.

General and administrative expenses. General and administrative expenses increased by 21.9% to $7.1 million in the fourth quarter of fiscal 2019 from $5.8 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 25.6% to $6.6 million in the fourth quarter of fiscal 2019 from $5.2 million in the prior year period. The increase was mainly due to the provision for doubtful debts related to the Company’s investee company, Hangzhou Wanting Technology Co., Ltd., and the sale of learning simulation software.

Impairment loss from long-term investments. Impairment loss from long-term investments increased to $6.9 million in the fourth quarter of fiscal 2019 from $2.8 million in the prior year period, due to impairment of the value of the Company’s investment in investee companies, Hangzhou Wanting Technology Co., Ltd. and Amdon Consulting Pte Ltd of $6.4 million and $0.5 million, respectively.

Impairment of goodwill. Impairment of goodwill was $1.5 million in the fourth quarter of fiscal 2019, due to impairment of the value of the Company’s business start-up training services segment.

Income Tax Expense. Income tax expense increased by 251.5% to $6.0 million in the fourth quarter of fiscal 2019 from $1.7 million in the prior year period, primarily due to an increase in taxable income.

Net Income Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $13.8 million in the fourth quarter of fiscal 2019, up 42.4% compared with $9.7 million in the prior year period. Non-GAAP1 net income attributable to CDEL was $18.6 million in the fourth quarter of fiscal 2019, up 48.8% compared with $12.5 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 20.2% to $20.0 million in the fourth quarter of fiscal 2019 from $16.7 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the fourth quarter of fiscal 2019. The decrease in deferred tax assets, other non-current assets, and the increase in accrued expenses and other liabilities, income tax payable, and refundable fees also contributed to the operating cash inflow. The operating cash inflow was partially offset by the increase in accounts receivable, prepayments and other current assets, and the decrease in deferred revenue.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments. Cash and cash equivalents, restricted cash and short-term investments as of September 30, 2019 increased by 2.9% to $128.5 million from $124.9 million as of June 30, 2019, mainly due to the operating cash inflow generated in the fourth quarter of fiscal 2019. The increase was partially offset by (i) the repayment of an offshore loan of $6.0 million and (ii) the capital expenditure of $2.0 million.

Fiscal Year 2019 Financial Results

Net Revenue. Total net revenue increased by 27.1% to $211.8 million in fiscal year 2019 from $166.7 million in fiscal year 2018. Net revenue from online education services, books and reference materials, and other sources contributed 68.9%, 12.9% and 18.2%, respectively, of total net revenues for fiscal year 2019.

Online education services. Net revenue from online education services increased by 24.7% to $145.9 million in fiscal year 2019 from $117.0 million in fiscal year 2018.

Books and reference materials. Net revenue from books and reference materials increased by 168.0% to $27.4 million in fiscal year 2019 from $10.2 million in fiscal year 2018.

Others. Net revenue from other sources decreased by 2.2% to $38.5 million in fiscal year 2019 from $39.4 million in fiscal year 2018.

Cost of Sales. Cost of sales increased by 19.2% to $104.7 million in fiscal year 2019 from $87.9 million in fiscal year 2018. Non-GAAP1 cost of sales increased by 19.4% to $104.7 million in fiscal year 2019 from $87.7 million in fiscal year 2018.

Gross Profit and Gross Margin. Gross profit was $107.1 million in fiscal year 2019, up 35.9% from $78.8 million in fiscal year 2018. Non-GAAP1 gross profit was $107.1 million, increasing by 35.7% from $78.9 million in fiscal year 2018. Gross margin was 50.6% in the fiscal year 2019, compared with 47.3% in fiscal year 2018. Non-GAAP1 gross margin was 50.6% in fiscal year 2019, compared with 47.4% in fiscal year 2018.

Operating Expenses. Total operating expenses increased by 30.9% to $86.4 million in fiscal year 2019 from $66.0 million in fiscal year 2018. Non-GAAP1 total operating expenses increased by 32.2% to $84.4 million in fiscal year 2019 from $63.8 million in fiscal year 2018.

Selling expenses. Selling expenses increased by 37.4% to $61.5 million in fiscal year 2019 from $44.7 million in fiscal year 2018. Non-GAAP1 selling expenses increased by 37.7% to $61.5 million in fiscal year 2019 from $44.6 million in fiscal year 2018.

General and administrative expenses. General and administrative expenses increased by 17.2% to $24.9 million in fiscal year 2019 from $21.3 million in fiscal year 2018. Non-GAAP1 general and administrative expenses increased by 19.6% to $22.9 million in fiscal year 2019 from $19.2 million in fiscal year 2018.

Change in fair value in connection with business combination. Change in fair value in connection with business combination was $0.7 million in fiscal year 2019, compared with $0.1 million in fiscal year 2018, attributable to the decrease in fair value of contingent consideration with respect to the Company’s equity interest investment in Beijing Ruida.

Gain from Deconsolidation of a Subsidiary. Gain from deconsolidation of a subsidiary of $6.9 million related to the gain on the disposal of 60% equity interest, and fair value change of the remaining 40% equity interest, in Champion Tax Advisory or “Tax School Program.”

Impairment loss from long-term investments. Impairment loss from long-term investments increased to $6.9 million in fiscal year 2019 from $2.8 million in fiscal year 2018.

Impairment of goodwill. Impairment of goodwill was $1.5 million in fiscal year 2019, due to impairment of the value of the Company’s business start-up training services segment.

Income Tax Expense. Income tax expense increased by 252.0% to $8.1 million in fiscal year 2019 from $2.3 million in fiscal year 2018.

Net Income Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $21.3 million in fiscal year 2019, up 82.8% compared with net income attributable to CDEL of $11.6 million in fiscal year 2018. Non-GAAP1 net income attributable to CDEL was $27.6 million in fiscal year 2019, up 71.0% compared with non-GAAP1 net income attributable to CDEL of $16.1 million in fiscal year 2018.

Operating Cash Flow. Net operating cash inflow increased by 45.7% to $73.0 million in fiscal year 2019 from $50.1 million in fiscal year 2018.

Outlook

For the first quarter of fiscal 2020, the Company expects to generate total net revenue in the range of $51.1 million to $53.3 million, representing year-over-year growth of approximately 20% to 25%.

For fiscal year 2020, the Company expects to generate total net revenues in the range of $254.2 million to $264.8 million, representing year-over-year growth of approximately 20% to 25%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, November 20, 2019 (9:00 p.m. Beijing Time on Wednesday, November 20, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong, China: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until November 27, 2019 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong, China: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 3816479

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, practical accounting training courses for college students and working professionals, as well as third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter and full fiscal year 2020 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s lifelong learning ecosystem, as well as cost control and year-over-year improvement of operating margins, revenue and profitability) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income attributable to CDEL, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin attributable to CDEL, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share attributable to CDEL. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses, impairment loss of long-term investments net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions, and impairment of goodwill. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses, impairment loss of long-term investments net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions, and impairment of goodwill from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2018	September 30, 2019
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	30,826	67,977
Restricted cash	51,736	38,358
Short term investments	17,073	22,118
Accounts receivable, net of allowance for doubtful accounts of US$1,282 and US$1,342 as of September 30, 2019 and September 30, 2018, respectively	7,280	7,330
Inventories	2,782	4,232
Prepayment and other current assets	17,054	27,247
Deferred cost	1,125	1,427

Total current assets	127,876	168,689

Non-current assets:
Property, plant and equipment, net	27,972	37,935
Goodwill	79,516	74,829
Long term investments	33,837	25,155
Other intangible assets, net	39,500	30,113
Deposit for purchase of non-current assets	8,126	4,448
Deferred tax assets	5,711	3,497
Other non-current assets	6,387	10,092

Total non-current assets	201,049	186,069

Total assets	328,925	354,758

Liabilities and equity:
Current liabilities:
Bank borrowings	50,975	38,502
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$32,401 and US$34,993 as of September 30, 2019 and September 30, 2018, respectively)	42,141	38,867
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$9,948 and US$$4,847 as of September 30, 2019 and September 30, 2018, respectively)	9,293	11,924
Deferred revenue - current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$90,747 and US$77,299 as of September 30, 2019 and September 30, 2018, respectively)	78,194	91,585
Refundable fees - current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,728 and US$13,837 as of September 30, 2019 and September 30, 2018, respectively)	13,837	5,728

Total current liabilities	194,440	186,606

Non-current liabilities:
Deferred revenue - non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$32,930 and nil as of September 30, 2019 and September 30, 2018, respectively)	—	32,930
Refundable fees - non-current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$398 and nil as of September 30, 2019 and September 30, 2018, respectively)	—	398
Deferred tax liabilities	12,693	11,254
Long-term bank borrowing	12,027	—

Total non-current liabilities	24,720	44,582

Total liabilities	219,160	231,188

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 134,210,745 and 133,275,521 shares issued and outstanding at September 30, 2019 and September 30, 2018, respectively)	13	13
Additional paid-in capital	21,557	24,507
Accumulated other comprehensive loss	(7,013)	(12,533)
Retained Earnings	29,717	60,668

Total China Distance Education Holdings Limited shareholder’s equity	44,274	72,655
Noncontrolling interest	65,491	50,915

Total equity	109,765	123,570

Total liabilities and equity	328,925	354,758

China Distance Education Holdings Limited

Unaudited Consolidated Statements of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2018	2019
Sales, net of business tax, value-added tax and related surcharges:
Online education services	36,539	49,467
Books and reference materials	1,125	5,740
Others	15,962	13,484
- Sale of learning simulation software	2,974	3,366
- Business start-up training services	1,724	483
- Others	11,264	9,635

Total net revenues	53,626	68,691

Cost of sales
Cost of services and others	(24,798)	(22,791)
Cost of tangible goods sold	(1,442)	(2,492)

Total cost of sales	(26,240)	(25,283)

Gross profit	27,386	43,408

Operating expenses
Selling expenses	(14,287)	(16,133)
General and administrative expenses	(5,793)	(7,064)

Total operating expenses	(20,080)	(23,197)
Change in fair value in connection with business combination	3,950	—
Other operating income	926	535

Operating income	12,182	20,746

Impairment of goodwill	—	(1,517)
Impairment loss from long-term investments	(2,835)	(6,920)
Interest income	717	493
Interest expense	(809)	(525)
Exchange gain	2,973	3,399

Income before income taxes	12,228	15,676
Income tax expense	(1,720)	(6,044)
Loss from equity method investments	(21)	(465)

Net income	10,487	9,167
Net income/(loss) attributable to noncontrolling interest	821	(4,602)

Net income attributable to China Distance Education Holdings Limited	9,666	13,769

Net income per share attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.073	0.103
Diluted	0.072	0.103

Net income per ADS attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.290	0.411
Diluted	0.290	0.411

Weighted average shares used in calculating net income per share attributable to China Distance Education Holdings Limited:
Basic	132,731,579	133,399,392
Diluted	133,396,825	134,333,486

China Distance Education Holdings Limited

Unaudited Consolidated Statements of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2018	2019
Sales, net of business tax, value-added tax and related surcharges:
Online education services	117,026	145,917
Books and reference materials	10,213	27,372
Others	39,429	38,533
- Sale of learning simulation software	11,576	12,996
- Business start-up training services	4,582	2,741
- Others	23,271	22,796

Total net revenues	166,668	211,822

Cost of sales
Cost of services and others	(78,936)	(85,252)
Cost of tangible goods sold	(8,947)	(19,489)

Total cost of sales	(87,883)	(104,741)

Gross profit	78,785	107,081

Operating expenses
Selling expenses	(44,717)	(61,460)
General and administrative expenses	(21,253)	(24,919)

Total operating expenses	(65,970)	(86,379)
Change in fair value in connection with business combination	84	695
Other operating income	3,051	2,968

Operating income	15,950	24,365

Impairment of goodwill	—	(1,517)
Impairment loss from long-term investments	(2,835)	(6,920)
Interest income	2,522	2,207
Interest expense	(3,331)	(2,819)
Gain from disposal of an investment	—	318
Gain from deconsolidation of a subsidiary	—	6,869
Exchange gain	2,476	3,296

Income before income taxes	14,782	25,799
Income tax expense	(2,307)	(8,121)
Loss from equity method investments	(172)	(1,484)

Net income	12,303	16,194
Net income/(loss) attributable to noncontrolling interest	677	(5,060)

Net income attributable to China Distance Education Holdings Limited	11,626	21,254

Net income per share attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.087	0.159
Diluted	0.087	0.159

Net income per ADS attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.347	0.635
Diluted	0.347	0.635

Weighted average shares used in calculating net income per share attributable to China Distance Education Holdings Limited:
Basic	132,363,620	133,060,900
Diluted	133,117,155	134,138,117

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2018	2019
	(Unaudited)	(Unaudited)
Cost of sales	26,240	25,283
Share-based compensation expense in cost of sales	45	—
Non-GAAP cost of sales	26,195	25,283

Selling expenses	14,287	16,133
Share-based compensation expense in selling expenses	20	—
Non-GAAP selling expenses	14,267	16,133

General and administrative expenses	5,793	7,064
Share-based compensation expense in general and administrative expenses	560	490
Non-GAAP general and administrative expenses	5,233	6,574

Gross profit	27,386	43,408
Share-based compensation expenses	45	0
Non-GAAP gross profit	27,431	43,408

Gross profit margin	51.1%	63.2%
Non-GAAP gross profit margin	51.2%	63.2%

Operating income	12,182	20,746
Share-based compensation expenses	625	490
Non-GAAP operating income	12,807	21,236

Operating margin	22.7%	30.2%
Non-GAAP operating margin	23.9%	30.9%

Net income attributable to CDEL	9,666	13,769
Share-based compensation expense	625	490
Impairment loss from long-term investments, net of tax effect of nil and US$623 for the year ended September 30, 2019 and September 30, 2018, respectively	2,212	6,920
Impairment loss from goodwill	—	1,517
Noncontrolling interests impact on adjustments	—	(4,094)
Non-GAAP net income attributable to CDEL	12,503	18,602

Net income margin attributable to CDEL	18.0%	20.0%
Non-GAAP net income margin attributable to CDEL	23.3%	27.1%

Net income per share attributable to CDEL—basic	0.073	0.103
Net income per share attributable to CDEL—diluted	0.072	0.103
Non-GAAP net income per share attributable to CDEL—basic	0.094	0.139
Non-GAAP net income per share attributable to CDEL—diluted	0.094	0.138

Net income per ADS attributable to CDEL shareholders—basic (note 1)	0.290	0.411
Net income per ADS attributable to CDEL shareholders—diluted (note 1)	0.290	0.411
Non-GAAP net income per ADS attributable to CDEL shareholders—basic (note 1)	0.377	0.558

Non-GAAP net income per ADS attributable to CDEL shareholders—diluted (note 1)	0.375	0.554

Weighted average shares used in calculating basic net income per share attributable to CDEL	132,731,579	133,399,392
Weighted average shares used in calculating diluted net income per share attributable to CDEL	133,396,825	134,333,486
Weighted average shares used in calculating basic non-GAAP net income per share attributable to CDEL	132,731,579	133,399,392
Weighted average shares used in calculating diluted non-GAAP net income per share attributable to CDEL	133,396,825	134,333,486

Note 1: Each ADS represents four ordinary shares.

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2018	2019
	(Unaudited)	(Unaudited)
Cost of sales	87,883	104,741
Share-based compensation expense in cost of sales	161	23
Non-GAAP cost of sales	87,722	104,718

Selling expenses	44,717	61,460
Share-based compensation expense in selling expenses	80	10
Non-GAAP selling expenses	44,637	61,450

General and administrative expenses	21,253	24,919
Share-based compensation expense in general and administrative expenses	2,065	1,972
Non-GAAP general and administrative expenses	19,188	22,947

Gross profit	78,785	107,081
Share-based compensation expenses	161	23
Non-GAAP gross profit	78,946	107,104

Gross profit margin	47.3%	50.6%
Non-GAAP gross profit margin	47.4%	50.6%

Operating income	15,950	24,365
Share-based compensation expenses	2,306	2,005
Non-GAAP operating income	18,256	26,370

Operating margin	9.6%	11.5%
Non-GAAP operating margin	11.0%	12.4%

Net income attributable to CDEL	11,626	21,254
Share-based compensation expense	2,306	2,005
Impairment loss from long-term investments, net of tax effect of nil and US$623 for the year ended September 30, 2019 and September 30, 2018, respectively	2,212	6,920
Impairment loss from goodwill	—	1,517
Noncontrolling interests impact on adjustments	—	(4,094)
Non-GAAP net income attributable to CDEL	16,144	27,602

Net income margin attributable to CDEL	7.0%	10.0%
Non-GAAP net income margin attributable to CDEL	9.7%	13.0%

Net income per share attributable to CDEL—basic	0.087	0.159
Net income per share attributable to CDEL—diluted	0.087	0.159
Non-GAAP net income per share attributable to CDEL—basic	0.122	0.207
Non-GAAP net income per share attributable to CDEL—diluted	0.121	0.206

Net income per ADS attributable to CDEL shareholders—basic (note 1)	0.347	0.635
Net income per ADS attributable to CDEL shareholders—diluted (note 1)	0.347	0.635
Non-GAAP net income per ADS attributable to CDEL shareholders—basic (note 1)	0.488	0.830

Non-GAAP net income per ADS attributable to CDEL shareholders—diluted (note 1)	0.485	0.823

Weighted average shares used in calculating basic net income per share attributable to CDEL	132,363,620	133,060,900
Weighted average shares used in calculating diluted net income per share attributable to CDEL	133,117,155	134,138,117
Weighted average shares used in calculating basic non-GAAP net income per share attributable to CDEL	132,363,620	133,060,900
Weighted average shares used in calculating diluted non-GAAP net income per share attributable to CDEL	133,117,155	134,138,117

Note 1: Each ADS represents four ordinary shares